UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007
Commission File Number: 0 - 22346
HOLLINGER INC.
120 Adelaide Street West Suite 512 Toronto, Ontario M5H 1T1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST:

99.1
First Supplemental Indenture, dated September 30, 2004, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc., The Ravelston Corporation Limited, Sugra Limited, and Wachovia Trust Company, National Association, to the Indenture, dated March 10, 2003, governing the First Senior Secured Notes.

99.2
Indenture, dated September 30, 2004, among  Hollinger Inc., Ravelston Magagment Inc., 504468 N.B. Inc., The Ravelston Corporation Limited, Sugra Limited, and HSBC Bank USA, National Association, governing the Second Senior Secured Notes.

99.3	Support Agreement, dated March 10, 2003, between Ravelston Management Inc. and Hollinger Inc.

99.4	Contribution Agreement, dated March 10, 2003, between Hollinger Inc., Ravelston Management Inc., and The Ravelston Corporation.

99.5	Advisory Agreement, dated November 11, 2005, between Hollinger Inc., Randy Benson, and 1379074 Ontario Inc.

99.6	Memorandum of Agreement, dated January 15, 2007, between Hollinger Inc., R.C. Benson Consulting Inc., and Randy Benson.

99.7	Agreement of Purchase and Sale (“the Lanterra Agreement”), dated June 28, 2006, between Domgroup Ltd. and Lanterra Realty Inc.

99.8	Amendment to the Lanterra Agreement, dated August 31, 2006, between Domgroup Ltd. and Lanterra Realty.

99.9	Assignment of the Lanterra Agreement, dated October 31, 2006, between Lanterra Realty Inc., Duflaw Realty Ltd., and Domgroup Ltd.

99.10	Side Agreement, dated October 31, 2006, between Domgroup Ltd. and Duflaw Realty Ltd.

99.11	Agreement of Purchase and Sale, dated November 7, 2006, between Domgroup Ltd. and Charis Developments Ltd.

99.12	Agreement of Purchase and Sale, dated October 6, 2006, between 10 Toronto Street Inc. and Morgan Meighen & Associates Limited.

99.13	Agreement of Purchase and Sale, dated March 12, 2002, between 1330629 Ontario Inc. and Domgroup Ltd.

99.14	Consulting Services Agreement, dated June 20, 2007, between Hollinger Inc. and G. Wesley Voorhies.

99.15	Stock Purchase Agreement, dated April 6, 2007, between Hollinger Inc., SRB CR Limitada, Fred Blaster, and Rosemary Engels.

99.16	Co-operation Agreement, dated May 15, 2006, between Hollinger Inc. and the United States Attorney’s Office for the District of Northern Illinois.

99.17	Audited Annual Financial Statements, for year ended March 31, 2007.

99.18	Annual Information Form, dated June 29, 2007.

99.19	Management’s Discussion and Analysis, dated June 20, 2007.

99.20	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee).

99.21	Form 52-109F1 Certification of Annual Filings, dated June 29, 2007, for Chief Executive Officer.

99.22	Form 52-109F1 Certification of Annual Filings, dated June 29, 2007, for Chief Financial Officer.

99.23	Assignment and Assumption Agreement, dated June 7, 2007, between Domgroup Ltd. and Breof VTB L.P.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLINGER INC.

Date: July 3, 2007	By:	/s/ G. Wesley Voorheis
G. Wesley Voorheis
Chief Executive Officer